Exhibit99.1

Freeline Reports First Quarter 2022 Financial Results and Business Highlights

Phase 1/2 clinical programs in Hemophilia B, Gaucher disease and Fabry disease on track to deliver 2022 milestones

Recent appointment of new Chief Financial Officer further strengthens leadership team

LONDON, May 10, 2022 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”) today reported financial results for the first quarter of 2022 and provided a business update.

“We continue the transformation of Freeline to unlock its untapped value, focusing on executing our clinical programs with urgency, demonstrating financial discipline and operational excellence in our business and developing our new R&D strategy to explore the application of our science and platform technologies to new disease areas,” said Michael Parini, Chief Executive Officer of Freeline. “Following a successful equity offering in March, we are leveraging our strengthened balance sheet to advance all three clinical programs and deliver their 2022 milestones. The addition of Paul Schneider as Freeline’s new Chief Financial Officer further strengthens our highly experienced leadership team. We are excited and confident about continuing our evolution as a company in the second half of the year.”

Key Clinical Program Updates

FLT180a in Hemophilia B – On track to fully enroll Phase 1/2 B-LIEVE dose confirmation trial by the end of the third quarter of 2022, which would enable pivotal Phase 3 start-up activities in the first half of 2023.

•	The trial is currently underway to confirm the 7.7e11 vg/kg dose and prophylactic immune management to be used in the pivotal Phase 3 study.

•	The first cohort was completed in April 2022 following the dosing of the first patient in March 2022. Reporting of initial data from the first cohort is expected in the first half of 2022.

•

FLT180a is positioned to be a best-in-class gene therapy candidate with the potential to provide a functional cure through durable and predictable normalization of Factor IX activity as demonstrated in the long-term follow-up study of the Phase 1/2 dose-finding trial, B-AMAZE.

•	In market research, physicians ranked predictable and durable Factor IX levels in the normal range as the preferred attributes of an AAV gene therapy so that eligible patients can be free of bleeds.

FLT190 in Fabry Disease – Updated clinical development plan and timelines for Phase 1/2 MARVEL-1 trial accelerated dose escalation to mid-year 2022.

•	The Company has proceeded to the second dose cohort (1.5e12 vg/kg) with dosing expected by mid-2022.

•

This acceleration occurred following a comprehensive review of the pre-clinical data and the efficacy and safety data generated to date in the MARVEL-1 trial with the study’s independent Data Monitoring Committee in March 2022.

•	The Company expects to provide a program update in the second half of 2022.

FLT201 in Gaucher Disease – On track to initiate dosing in first-in-human, Phase 1/2 GALILEO-1 adaptive dose escalation trial in the first half of 2022.

•	The Company expects to complete dosing of the first cohort by mid-2022 and complete the second cohort in the second half of 2022, with initial data expected in the second half of the year.

•

GALILEO-1 will identify a dose of FLT201 with prophylactic immune management for a pivotal Phase 3 trial in adults with Gaucher disease Type 1. The prophylactic immune management regimen is the same as for FLT180a in Hemophilia B and FLT190 in Fabry disease.

Key Corporate Updates

Continued strengthening of leadership team

Following the appointment of Henning Stennicke, PhD, as Chief Scientific Officer in March 2022, Paul Schneider will be joining Freeline as its new Chief Financial Officer on May 16, 2022, as announced in April 2022.

Q1 2022 Financial Highlights

1.

Cash Position: Cash and cash equivalents were $113.1 million as of March 31, 2022, as compared to $117.7 million as of year-end 2021. On March 15, 2022, Freeline closed a $26.1 million registered direct offering with certain long-term shareholders. The proceeds will support the advancement of Freeline’s clinical-stage programs and the extension of the Company’s scientific capabilities and platform technologies to additional disease areas. Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the second half of 2023.

2.

Research and Development (“R&D”) Expenses: R&D expenses for the three months ended March 31, 2022 were $19.9 million, as compared to $23.9 million for the same period in 2021. The decrease of $3.9 million was driven by decreases in spending related to FLT210, our former product candidate for the treatment of Hemophilia A, FLT180a and FLT201, as well as in personnel expenses and non-cash share-based compensation expense. These decreases were partially offset by an increase in spending related to other expenses, mainly due to increases in facility-related expenses and CMO fees and in spending related to FLT190, which is primarily related to higher clinical trial costs for the ongoing Phase 1/2 MARVEL-1 clinical trial in 2022.

3.

General and Administrative (“G&A”) Expenses: G&A expenses for the three months ended March 31, 2022 were $8.2 million, as compared to $10.1 million for the same period in 2021. The decrease of $1.9 million was driven by decreases in legal and professional fees, non-cash share-based compensation expense, facilities and other expenses resulting from a decrease in D&O insurance expense. The decreases were partially offset by a slight increase in personnel expenses, primarily related to personnel hired in corporate, general and administrative functions.

4.	As of March 31, 2022, the Company had 62,345,313 ordinary shares outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the U.S.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the potential of FLT180a to provide a functional cure through durable and predictable normalization of Factor IX activity and to be positioned as a best-in-class gene therapy, the timing of initiation, enrollment, continuation, completion and the outcome of clinical trials and related preparatory work, including full enrollment of the Phase 1/2 B-LIEVE dose-confirmation clinical trial of FLT180a, the timing of start-up activities for the pivotal Phase 3 clinical trial of FLT180a, dosing of the second dose cohort in the Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190, and dosing in the Phase 1/2 dose-finding clinical trial of FLT201 and data readouts from such trials, the use of the proceeds from the registered direct offering, and the Company’s expectations regarding its use of cash and cash runway, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the United States, United Kingdom or European Union, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; business interruptions resulting from geopolitical actions, including global hostilities, war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing history, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Unaudited Condensed Consolidated Statement of Operations Data
(in thousands of U.S. dollars, except per share data)

	For the Three Months Ended March 31,
	2022	2021
OPERATING EXPENSES:
Research and development	$19,948	$23,863
General and administrative	8,223	10,078
Total operating expenses	28,171	33,941
LOSS FROM OPERATIONS:	(28,171)	(33,941)
OTHER INCOME (EXPENSE), NET:
Other income (expense), net	990	(1,733)
Interest income, net	84	140
Benefit from R&D tax credit	386	598
Total other income (expense), net	1,460	(995)
Loss before income taxes	(26,711)	(34,936)
Income tax expense	(22)	(9)
Net loss	$(26,733)	$(34,945)
Net loss per share attributable to ordinary shareholders—basic and diluted	(0.63)	(0.98)
Weighted average ordinary shares outstanding—basic and diluted	42,644,340	35,655,443

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,098	$117,662
Prepaid expenses and other current assets	9,251	10,630
Total current assets	122,349	128,292
NON-CURRENT ASSETS:
Property and equipment, net	9,635	9,906
Intangible assets, net	6	8
Operating lease right of use assets	60,055	—
Other non-current assets	4,128	2,919
Total assets	$196,173	$141,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$9,141	$5,187
Accrued expenses and other current liabilities	8,841	15,497
Operating lease liabilities, current	7,412	—
Total current liabilities	25,394	20,684
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	52,217	—
Total liabilities	$77,611	$20,684
Commitments and contingencies (Note 9)
SHAREHOLDERS’ EQUITY:
Deferred shares	137	137
Additional paid-in capital	494,797	467,213
Accumulated other comprehensive gain	6,742	9,472
Accumulated deficit	(383,114)	(356,381)
Total shareholders’ equity	118,562	120,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$196,173	$141,125

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

IR Contact:

investor@freeline.life